POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Annual MD&A

The following information, prepared as at 15 April 2006, should be read in conjunction with the audited consolidated financial statements for the year ended 31 January 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

Description of Business and Summary of Recent Events

PolyMet is a Venture Issuer and engaged in the exploration and development when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel and platinum group metal mineralization. During 2006, the Company acquired large portions of the former LTV Steel Mining Company (“LTVSMC”) plant located 10 kilometers from the NorthMet deposit.

During 2005 and 2006 the Company continued to advance its NorthMet Project including environmental and permitting matters, a phase I drilling program which extracted metallurgical ore samples, a phase II drilling program to complete the planned 90,000 feet of in-fill drill required to add definition to the resource, process design, an integrated pilot plant to demonstrate the process, upgrading resource models, a new mine plan and negotiations with prospective industry partners for strategic off-take agreements.

During the year, the Company commissioned and received two National Instrument 43-101 technical reports. The first reported a revised resource model based on a geological and drill-hole database, which has been updated and contains over 17,000, validated assayed intervals. The second described a revised mine plan showing an improved ore extraction schedule compared to previously published reports.

The goals for the 2005 drill program were met which included:

  a 40 ton bulk sample for metallurgical pilot plant test work representing the 10 year mining envelope was successfully processed at SGS Lakefield Laboratories in Ontario during the latter part of 2005;

  compilation of geotechnical information for pit slope design and pit slope stability studies by Golder Associates;

  enhancement of the comprehensive geological model through in-fill drilling, a new detailed geological and assay model which incorporates all completed work from 2005, the results of which continue to contribute to the ongoing resource evaluation and pit design work;

  confirmation of continuity of metal grades;

  collection of data supporting the environmental permitting; and

  the improvement in the confidence of the resource estimate categorization, resulting from reduced drill hole and sampling space.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) – known as “Cliffs.” The Company now owns 100% of large portions of the former LTVSMC plant. It should be noted that the final deal with Cliffs involves substantially more milling and processing equipment compared to the previously announced option agreement.

The LTVSMC facility is 10 kilometers away from the NorthMet deposit. The LTVSMC facility was operated by Cliffs for many years and was acquired in 2000 by Cliffs, after LTV’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water, and power. It is planned to use surplus building space to house the new hydrometallurgical plant.

PolyMet will refurbish and reactivate the LTVSMC crushing, concentrating, flotation and tailings facilities to produce a “bulk concentrate” containing the copper, nickel and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities. The metal recovery process eliminates the need to use smelters for metal recovery and is thus dramatically cleaner and more energy efficient compared to older processes.

Prior to closing the LTVSMC acquisition, the regionally-based state agency Iron Range Resources (IRR), made a substantial non-cash or “in-kind” contribution to the PolyMet project whereby IRR waived an option it held on the LTVSMC tailings basin near Hoyt Lakes, MN. The agency was created to strengthen the northeastern Minnesota economy and the referenced option was acquired in 2001 as a part of a strategic move by the state of Minnesota to use the LTVSMC bankruptcy to stimulate new enterprise on the LTVSMC lands. This option pre-dated PolyMet Mining’s plan to purchase the plant assets from successor Cliffs.

Under the asset acquisition agreement PolyMet signed a note for $2.4 million from Cliffs in addition to the $1,000,000, which has already been paid. PolyMet also issued 6,200,547 common shares of PolyMet, in addition to the 1,000,000 shares issued to Cliffs as part of the option payment. Upon receipt of certain operating permits, PolyMet will assume from Cliffs ongoing site-related environmental and reclamation obligations and PolyMet has indemnified Cliffs for certain on-going liabilities at the LTCSMC facility prior to receipt of permits. The remaining cash component of the payment of $2.4 million plus interest will be paid from working capital in ten quarterly installments of $250,000.

With a total of 7,200,547 shares, Cliffs is now an approximate 6.7% shareholder in PolyMet. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. PolyMet has the first right of refusal to acquire Cliff’s shares should Cliffs wish to dispose of its interest.

PolyMet’s NorthMet Project is in the closing stages of its Definitive Feasibility Study (“DFS”) and is scheduled to begin commercial operations in mid 2008. The Company has decided to expand the scope of the DFS to cover an initial mining rate of 32,000 short tons (29,500 metric tonnes) per day, which is the size, which is being permitted. At this production rate, the project will provide full-time employment for at least 400 people. The NorthMet project will produce London Metal Exchange- or Comex-grade copper cathode on site and concentrates for sale off-site comprising: nickel- and cobalt-hydroxides and a platinum, palladium and gold precipitate.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

The NorthMet Project commenced environmental permitting activities in February 2004 and is currently undergoing intense state and federal environmental review. The Company submitted an environmental assessment worksheet (“EAW”) to the State of Minnesota regulators in August 2005. This EAW step provides essential information to advance the state’s environmental review process and leads directly to the environmental impact statement (“EIS”) and permits to build. The EIS process was simplified on 14 March 2005 when the Company reached a memorandum of understanding (“MOU”) with federal and state regulators to cooperate in preparing a single EIS on the NorthMet Project. Signatories to the MOU include the U.S. Army Corps of Engineers (“USACE”), U.S. Forest Service (“USFS”), Minnesota Department of Natural Resources (“MDNR”) and the Company’s U.S. based subsidiary, Poly Met Mining, Inc. The MOU provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency. Since a large component of the company’s plan involves the reactivation of the “brown fields” LTVSMC plant and infrastructure, the permitting process has been dramatically simplified compared to a “green fields” project.

The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting.

The lead agencies will jointly develop a scope of work for EIS preparation and evaluate MDNR’s selection of a third party contractor which will be hired by the state at the Company’s expense to prepare the EIS.

The Company is continuing to negotiate with several major companies for the off-take of the nickel-cobalt hydroxide, an agreement of which is expected prior to the completion of the DFS.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended 31 January
	2006	2005	2004
	$	$	$
Revenue	-	-	-
Loss Before the Undernoted	5,030,850(1)	2,221,628(2)	288,699
Loss per Share	0.07	0.04	0.00
Loss for the Year	15,929,537(3)	3,776,337(4)	146,800(5)
Loss per Share	(0.22)	(0.07)	(0.00)
Total Assets	26,035,236(6)	2,350,164(7)	1,024,937
Long Term Debt	1,420,515(8)	-	-
Total Shareholders’ Equity	19,386,614	2,019,152	925,565

(1)	includes stock based compensation of $3,523,324
(2)	includes stock based compensation of $992,658 and $233,856 for bonus shares expensed as consulting fees
(3)	includes pre-feasibility costs of $11,120,145

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

(4)	includes pre-feasibility costs of $1,622,983
(5)	includes a gain on sale of resource properties of $219,925
(6)

increase as compared to 31 January 2005 primarily a result of $22,209,231 in net cash proceeds from four private placements, the exercise of warrants and options and $10,991,082 in capitalized costs from the exercise of the Cliffs Option to acquire property, plant and equipment and the $2,510,687 capitalized present value of the related asset retirement obligations (“ARO”) offset by Loss for the Year of $15,929,537

(7)

increase as compared to 31 January 2004 primarily a result of net cash and term deposits of $3,414,090 from two private placements, the exercise of warrants and options and includes $229,320 in capitalized share issuance costs to maintain the Cliffs Option offset by Loss for the Year of $3,776,337

(8)

debt financing of $2,400,000 to Cliffs representing the remaining unpaid cash portion of the consideration for the exercise of the Cliffs option. The current portion of the debt is $1,000,000 with the remaining balance of $1,420,515 million (including interest) representing the long term portion, which includes $20,515 of interest accrued as at 31 January 2006

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company’s reporting currency. There are no material differences between Canadian and United States GAAP for the Company.

Results of Operations

a)	Loss for the Year:

During the year the Company incurred a loss of $15,929,537 ($0.22 loss per share) compared to a loss of $3,776,337 ($0.07 loss per share) in 2005. The increase in the net loss for the year was primarily attributable to the increased level of work, the Company’s accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $11,120,145 (2005 – $1,622,983), and an increase in general and administrative costs including non-cash stock compensation expense of $3,523,324 (2005 -$992,658).

The “Loss Before the Undernoted” in the year ended 31 January 2006 excluding non-cash stock based compensation expenses was $1,507,526 compared to $1,228,970 for the year ended 31 January 2005. The Company reported an increase in expenditures for: Administration fees and wages of $207,650 (2005 - $105,449) resulting from increased compensation paid to employees; Conferences $26,138 (2005 - $Nil) where the Company attended several conferences in 2006 and none in 2005; Office and telephone of $101,127 (2005 – $47,175) as a result of the Company’s head office relocation and increased activity at the Company’s Minnesota office; Shareholders’ information of $53,364 (2005 - $35,277) as a result of increased shareholder material for conferences; Transfer agent and filing fees of $64,914 (2005 – $24,765) resulting from an increase in activity pursuant to four private placements and the exercise of warrants and stock options; and Travel and automotive of $348,244 (2005 – $220,530) a result of increased travel both related to the NorthMet Property and investor relations activity.

b)	Cash Flows:

Cash used in operating activities in the year ended 31 January 2006 was $10,845,532 compared to cash used in the year ended 31 January 2005 of $2,575,732. The increase is in relation to the above, described expenditures.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Cash used in investing activities for the year ended 31 January 2006 of $203,143 consisted of $1,000,000 (2005 - $Nil) cash payment for the exercise of the Cliffs Option and $10,343 (2005 – $15,838) for the purchase of office and computer equipment less $807,200 of cash provided by cashing-in the term deposit made in the previous year.

Cash from financing activities for the year ended 31 January 2006 was $22,209,231 from the proceeds of four private placements, the exercise of options and share purchase warrants compared to $3,414,090 for the year ended 31 January 2005 which was from the proceeds of two private placements, the exercise of share purchase warrants and stock options, and proceeds from share subscriptions.

Total cash for the year ended 31 January 2006 increased by $11,160,556 for a balance of $11,671,427 compared to the year ended 31 January 2005 where cash increased $15,320 to a balance of $510,871.

c)	Capital Expenditures

During the year ended 31 January 2006 the Company capitalized the cash portion of $1,000,000 (2005 - $500,000), debt financing portion of $2,400,000 (2005 - $Nil), and share issue component of $7,564,444 (2005 - $229,320) for the exercise of the Cliffs option for an aggregate cost of $10,954,444 (2005 - $729,320). The Company also capitalized $20,515 of accrued interest on the debt financing and capitalized $2,510,687 related to the present value of the related ARO.

Exploration expenses incurred during the feasibility of mining operation, periodic option payments and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation will be capitalized at that time. Acquisition costs include cash and fair market value of common shares.

In addition to the exercise of the Cliffs option the Company purchased office and computer equipment of $10,343 (2005 - $15,838).

Summary of Quarterly Results

Three Months Ended	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $	Jan.31 2005 $	Oct.31 2004 $	July 31 2004 $	Apr. 30 2004 $
Total Revenues	-	-	-	-	-	-	-	-
Loss Before the Undernoted	(1,975,508)	(2,189,615)	(502,667)	(363,060)	(702,774)	(298,088)	(1,007,443)	(213,323)
Other Expenses: Pre-feasibility Costs	(4,273,367)	(3,771,607)	(1,167,445)	(1,907,726)	(671,874)	(639,728)	(271,197)	(40,184)
Net Loss	(6,289,064)	(5,756,810)	(1,596,957)	(2,286,826)	(1,285,524)	(969,558)	(1,240,001)	(281,254)
Income (loss) per share	(0.09)	(0.07)	(0.02)	(0.04)	(0.02)	(0.02)	(0.03)	(0.01)

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Significant items to report for the quarterly results are as follows:

The Loss before the Undernoted included stock based compensation expense for the quarters ended:

1)	31 January 2005 - $1,601,550
2)	31 October 2005 - $1,605,205
3)	31 July 2005 - $129,693
4)	30 April 2005 - $186,876
5)	31 January 2005 – $213,425
6)	31 January 2004 – $26,011
7)	31 July 2004 - $753,232
8)	30 April 2004 - $Nil

Financing Activities

During the year ended 31 January 2006 the Company completed:

i)

a non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter;

ii)

a non brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of $0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange at or exceed $1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter;

iii)

a non brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter;

iv)

a brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

In addition to the financing during the year ended 31 January 2006 the Company issued:

v)	5,700,628 shares pursuant to the exercise of 5,700,628, share purchase warrants for total proceeds of $3,296,143;

vi)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $196,988;

During the year ended 31 January 2005 the Company issued:

vii)	5,277,574 share purchase warrants were exercised at exercise prices between CDN$0.10 - CDN$0.25 for proceeds of $828,554;

viii)	stock options in the amount of 1,088,400 were exercised at prices between CDN$0.08 - CDN$0.13 per share for proceeds of $81,383;

ix)	a private placement for 1,550,000 units at a price of CDN$0.80 per unit and a private placement for 1,250,000 units at a price of CDN$0.80 per unit for total proceeds of $1,733,984; and,

x)

subsequent to the Company’s year-end, a private placement for 9,000,000 units at CDN$0.55 per unit for net proceeds of $3,831,795 was completed of which $762,804 was deposited prior to 31 January 2005.

Liquidity And Capital Resources

As at 31 January 2006 the Company had working capital of $9,070,555 (2005 – $1,273,660) consisting primarily of cash $11,671,427 (2005 – $510,871). The Company will facilitate debt financing to Cliffs for the exercise of the Cliffs Option, for the current portion of $1,000,000 (2005 - $Nil) and the remaining balance of $1,420,515 long term (2005 - $Nil) from working capital.

As at 31 January 2006 the Company in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of CDN$0.19 per share, the date of the approval of the bonus plan by the board of directors.

As part of certain employment and management contracts the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances will be based upon the Company’s implied market capitalization at the time, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. If the market capitalization is CDN$100 million, the total severance payment would be CDN$1,000,000 and would increase CDN$600,000 for every additional CDN$25 million of implied market capitalization, with no maximum.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

As a result of the recent private placements as described above, the Company is funded to meet its current obligations and the financial requirements for the completion of the DFS and to service and repay its debt to Cliffs.

Should the Company wish to continue to further advance the NorthMet project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Shares in Escrow or Pooling Agreements – 31 January 2006

None

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2006	2005	2004
Management fees paid to a company
controlled by the president	$129,480	$141,270	$52,388

Consulting fees paid to officers, directors
and companies controlled by directors of
the Company	327,110	336,448	-

Legal fees paid to an officer of the
Company	84,089	59,700	-

Office facilities charges paid to a director
of the Company	39,604	23,070	-

	$580,283	$560,488	$52,388

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Fourth Quarter

a)	Loss for the three months ended 31 January 2006:

During the three months ended 31 January 2006 the Company incurred a loss of $9,344,25 (2005 – $969,558). The net loss for the three months ended 31 January 2006 was primarily costs of pre-feasibility work related to the NorthMet Project of $4,273,367 (2005 – $671,874) and stock based compensation of $1,601,550 (2005 – $213,415).

b)	Cash Flows:

Cash used in operating activities for the three months ended 31 January 2006 was $5,557,941 compared to cash used for the three months ended 31 January 2005 of $1,716,940. The increase is in relation to the above, described expenditures.

Cash used in investing activities for the three month ended 31 January 2006 of $1,006,063 consisted of $1,000,000 (2005 - $Nil) cash payment for the exercise of the Cliffs Option and $6,063 (2005 – $3,179) for the purchase of office and computer equipment.

Cash from financing activities for the three months ended 31 January 2006 was $2,685,290 from the proceeds of a private placement, the exercise of options and share purchase warrants, compared to $611,137 for the period ended 31 January 2005 which was from the proceeds of the exercise of share purchase warrants and stock options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

c)	Capital Expenditures

During the three months ended 31 January 2006 the Company capitalized the cash portion of $1,000,000 (2005 - $500,000) debt financing portion of $2,400,000 (2005 - $Nil) and share issue component of $7,564,444 (2005 - $229,320) for the exercise of the Cliffs option for an aggregate cost of $10,954,444 (2005 - $729,320). The Company also capitalized $20,515 of accrued interest on the debt financing and capitalized $2,510,687 related to the present value of the related ARO

In addition to the exercise of the Cliffs option the Company purchased office and computer equipment of $6,063 (2005 - $3,179).

Subsequent Events
On 10 April 2006, the Company provided notice to the outstanding warrants holders of approximately 8.5 million warrants that had not already been exercised at prices between CDN$1.25 and CDN$2.00 that the accelerated expiry provision of their warrants was effectively triggered and all unexercised warrants as at the close of business on May 10, 2006 will have been deemed cancelled. If all warrants are exercised the Company will receive proceeds of approximately CDN$12.0 million.

In March 2006 the Company completed its evaluation and compilation of the assay results from its 2005, diamond drilling program on the NorthMet Project. The data has been integrated into a resource model, which will contribute to the Definitive Feasibility Study (“DFS”) scheduled for completion by the Company’s third quarter 2006.

Subsequent to 31 January 2006 the Company issued: 6,141,573 common shares pursuant to the exercise of share purchase warrants at a prices between CDN$0.20 and CDN$1.25 per share, and 1,045,000 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.10 to CDN$1.36.

Changes in Accounting Policies Including Initial Adoption

Variable Interest Entities

Effective 1 February 2005, the Company adopted the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after 1 November 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. Adoption of this accounting policy has not affected the Company’s financial statements.

Impairment of Long-Lived Assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure or the impairment of non-monetary long-lived assets, included property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 15 April 2006, 107,359,746 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 15 April 2006:

Type of Security	Number	Exercise Price	Expiry Date

Share purchase warrants	6,748,704	$1.25	22 Sept. 2007 - 28 Feb. 2008
Share purchase warrants	1,772,328	$2.00	7 May 2008
Stock options	328,700	$0.10	18 July 2008
Stock options	450,000	$0.13	3 October 2008
Stock options	440,000	$0.21	12 February 2006
Stock options	445,000	$0.40	9 March 2009
Stock options	200,000	$0.75	28 April 2009
Stock options	1,175,000	$0.66	5 July 2009
Stock options	50,000	$0.79	18 October 2009
Stock options	765,000	$0.65	30 March 2010
Stock options	350,000	$0.85	1 May 2010
Stock options	40,000	$0.94	15 June 2010
Stock options	1,790,000	$1.36	19 September 2010
Stock options	280,000	$1.20	24 October 2010
Stock options	275,000	$1.15	5 December 2010
Stock options	3,200,000	$2.76	20 March 2011

Risk Factors

Risks Inherent in Mining

Exploration for economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge; ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet project, to some or all of its own and its subsidiaries' directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2006
US Funds

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading on the TSX Venture Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Forward Looking Statements

This MD&A may contain forward-looking statements including, but not limited to, comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.